Reed Smith LLP Two Embarcadero Center Suite 2000 San Francisco, CA 94111-3922 415.543.8700 Fax 415.391.8269
Robert M. Smith Direct Phone: 415.659.5955 Email: rsmith@reedsmith.com

August 8, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Harbin Electric, Inc. Amendment No. 3 to Registration Statement on Form SB-2 File No. 333-131032

Dear Mr. Hunt:

Further to our conversation on Monday, August 7, 2006, we have made inquiry of representatives of Harbin Electric, Inc. (the “Company”) in China to resolve the apparent discrepancies in the number of shares of Tech Full International, Inc. (“TFI”) that Mr. Tianli Yang held prior to the conversion of such shares into a proportionate amount of the 8,000,000 shares of the Company’s common stock in connection with the acquisition of TFI by the Company.

The basis of the discrepancy was the notion that the shares of TFI held by Mr. Suofei Xu and Mr. Zedong Xu were acquired solely from Mr. Tianfu Yang. In fact, such shares of TFI were transferred by both Mr. Tianfu Yang and Mr. Tianli Yang, although the aggregate number listed for Mr. Suofei Xu (75 TFI shares) and Mr. Zedong Xu (56.25 shares) was accurate.

Accordingly, as set forth in Exhibit A, we would propose a further modification to the section “Equity Ownership by Executive Officers and Directors” to clarify that Mr. Tianli Yang transferred an aggregate of approximately 95 TFI shares to Mr. Suofei Xu, Mr. Zedong Xu and others, and that Mr. Tianfu Yang transferred an aggregate of approximately 111 TFI shares to such persons.

Mr. Donald Hunt Securities and Exchange Commission Page 2

Following is a chart that is designed to provide greater detail regarding the various transactions:

Transaction	Mr. Tianli Yang	Mr. Tianfu Yang

HTFE Shares Owned	6,000,000	47,000,000

Shares of TFI issued in exchange for HTFE shares (1,500 total)	169.81 (6,000,000/53,000,000*1500)	1330.19 (47,000,000/53,000,000*1500)

Shares of TFI transferred to Suofei Xu, Zedong Xu and others (206.25 total)	-94.81	-111.44

Number of TFI shares held following such transfer	75	1218.75

Number of shares of Company common stock into which TFI shares were converted (8,000,000 total)	400,000 (75/1500*8,000,000)	6,500,000 (1218.75/1500*8,000,000)

Additional shares issued as stock dividend (0.5 share for each 1 share outstanding)	+200,000 (0.5*400,000)	+3,250,000 (0.5*6,500,000)

Balance of Company Shares	600,000 (400,000 + 200,000)	9,750,000 (6,500,000 + 3,250,000)

We trust that the modified disclosure will provide a clearer understanding of how each of the executive officers and directors of the Company acquired the number of shares of Company common stock currently held by him.

As previously indicated, we would appreciate your consideration of the Company’s proposed responses to the Staff’s comments. Our goal would be to reach agreement with the Staff and thereafter to file with the Commission via EDGAR Amendment No. 4 to the Registration Statement, with a request for acceleration of the effectiveness of the Registration Statement to be filed thereafter.

Please do not hesitate to contact me with any questions or comments you might have.

Very truly yours, /s/ Robert M. Smith Robert M. Smith

cc: Barry Raeburn

EXHIBIT A

EQUITY OWNERSHIP BY EXECUTIVE OFFICERS AND DIRECTORS

As noted below in “Security Ownership of Certain Beneficial Owners”, the Company’s directors and executive officers as a group in the aggregate beneficially own 11,540,209 shares of the Company’s common stock, of which 11,400,000 shares are outstanding and 140,209 shares are issuable pursuant to options exercisable within 60 days of August 4, 2006.

Mr. Tianli Yang acquired 6,000,000 shares of the common stock of HTFE for an aggregate purchase price of approximately $726,000. Of the 6,000,000 shares, 4,500,000 shares were acquired on July 10, 2004 from one of HTFE's four stockholders and 1,500,000 shares were acquired on August 18, 2004 from HTFE's other three stockholders. On August 31, 2004, such shares were exchanged for no additional consideration for a proportionate amount of the 1,500 shares of TFI issued to HTFE shareholders in connection with the formation of TFI as the holding company for HTFE, and (following the transfer on August 31, 2004 of approximately 95 of his TFI shares to Mr. Suofei Xu, Mr. Zedong Xu and others) thereafter, on January 24, 2005, were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company’s common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company's common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Tianli Yang owns 600,000 shares of the Company's outstanding common stock. In addition, Mr. Tianli Yang has unexercised options to acquire 20,000 shares of the Company's common stock at a price of $8.10 per share, of which options to acquire 3,333 shares are exercisable within 60 days of August 4, 2006.

Mr. Tianfu Yang acquired 47,000,000 shares of the common stock of HTFE for an aggregate purchase price of approximately $5,771,842. All such shares were acquired on August 18, 2004 from Harbin Tech Full Industry Co., Ltd., an entity controlled by Mr. Tianfu Yang. On August 31, 2004, such shares were exchanged for no additional consideration for a proportionate amount of the 1,500 shares of TFI issued to HTFE shareholders in connection with the formation of TFI as the holding company for HTFE, and (following the transfer on August 31, 2004 of approximately 111 of his TFI shares to Mr. Suofei Xu, Mr. Zedong Xu and others) thereafter were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company’s common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company's common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Tianfu Yang owns 9,750,000 shares of the Company's outstanding common stock. In addition, Mr. Tianfu Yang has unexercised options to acquire 30,000 shares of the Company’s common stock at a price of $8.10 per share, of which options to acquire 5,000 shares are exercisable within 60 days of August 4, 2006.

Mr. Suofei Xu acquired an aggregate of 75 shares of TFI from Mr. Tianfu Yang and Mr. Tianli Yang for nominal consideration on August 31, 2004. On January 24, 2005, such shares were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company's common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company’s common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Suofei Xu owns 600,000 shares of the Company's outstanding common stock. In addition, Mr. Suofei Xu has unexercised options to acquire 20,000 shares of the Company's common stock at a price of $8.10 per share, of which options to acquire 3,333 shares are exercisable within 60 days of August 4, 2006.

Mr. Zedong Xu acquired an aggregate of 56.25 shares of TFI from Mr. Tianfu Yang and Mr. Tianli Yang for nominal consideration on August 31, 2004. On January 24, 2005, such shares were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company's common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company's common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Zedong Xu owns 450,000 shares of the Company's outstanding common stock. In addition, Mr. Zedong Xu has unexercised options to acquire 20,000 shares of the Company's common stock at a price of $8.10 per share, of which options to acquire 3,333 shares are exercisable within 60 days of August 4, 2006.

On January 31, 2005, each of Mr. Patrick McManus, Mr. David Gatton and Mr. Chan Ching Chuen was granted options to purchase 50,000 shares of the Company’s common stock at a price of $3.10 per share. On February 6, 2006, each of Mr. McManus and Mr. Gatton was granted options to purchase 10,000 shares of the Company’s common stock at a price of $8.10 per share. Of the total options granted to Mr. McManus, Mr. Gatton and Mr. Chan, options to acquire 42,292, 42,292 and 40,625, respectively, are exercisable within 60 days of August 4, 2006.